1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

WILLIAM J. TUTTLE

william.tuttle@dechert.com
+1 202 261 3352 Direct
+1 202 261 3009 Fax

May 22, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-7010

Attn:	Alexandra M. Ledbetter

Nicholas Panos

Re:	Buckeye Technologies Inc.

Schedule 14D-9

Filed May 7, 2013

File No. 005-48529

Dear Ms. Ledbetter and Mr. Panos:

Buckeye Technologies Inc., a Delaware corporation (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 3 to its Schedule 14D-9 (File No. 005-48529) (the “Schedule 14D-9”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to a letter dated May 15, 2013 from Alexandra M. Ledbetter of the Staff to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation, page 11

Reasons for Recommendation, page 20

1.	We noticed the disclosure that “the Board considered a variety of factors….” Item 4 of Schedule TO and corresponding Item 1012(b) of Regulation M-A, however, require that reasons, as distinguished from factors, be disclosed. Please revise.

The Company’s Board of Directors considered each of the factors listed in Item 4 beginning on page 20 of the Schedule 14D-9 to be reasons to support its favorable recommendation. As requested, the Company has revised the first paragraph under the subheading entitled “Reasons for Recommendation” to read as follows:

“In evaluating the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, the Board consulted with our management and our legal and financial advisors. In reaching its decision to approve the

Division of Corporation Finance
May 22, 2013

Merger Agreement and to recommend that the holders of shares of Common Stock accept the Offer and tender their shares to the Purchaser in the Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board considered a variety of factors, including the following reasons that the Board believed supported its decision:”

In addition, as requested, the Company has revised the last paragraph under the subheading entitled “Reasons for Recommendation” to read as follows:

“The foregoing discussion is not intended to be exhaustive but rather includes the material ~~factors considered by the Board~~ reasons that the Board believed in the aggregate supported its decision. The Board reached the conclusion to approve the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in light of the various ~~factors~~ reasons described above and other factors that the individual members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the complexity of those factors, the Board did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and the Board made its recommendation based on the totality of information available to it. In considering the ~~factors~~ reasons above, the individual directors may have given different weight to different ~~factors~~ reasons.”

2.	Revise each of the factors that have been offered in support of the board’s recommendation so that each is expressed as a clearly defined, substantive reason. Vague and conclusory statements are not sufficient. See Item 1012(b) of Regulation M-A. For example, refer to the following sentence on page 20: “The Board considered the current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of Buckeye, including the potential risks involved in achieving such prospects and objectives.” Please revise to explain how Buckeye’s financial condition and prospects support the board’s recommendation to security holders. As another example, please revise to explain why “the range of values implied by Barclays’ various financial analyses” supports the board’s recommendation.

As requested, the Company has revised the factors that have been offered in support of the board’s recommendation so that each is expressed as a clearly defined, substantive reason.

Division of Corporation Finance
May 22, 2013

For example, the Company has revised the fourth and seventh bullet points under the subheading entitled “Reasons for Recommendation” to read as follows:

Available Financial and Business Information as well as Management Forecasts. The Board considered the ~~current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of Buckeye, including the potential risks~~ financial performance of Buckeye during the six months ended December 31, 2012, Buckeye’s projected financial results through the 2015 fiscal year and the uncertainties involved in achieving such ~~prospects and objectives~~ projections and the intensifying competition facing Buckeye’s specialty fibers business given increased industry capacity, and in light thereof, the Board believed that the Offer Price of $37.50 offered greater certainty of value to Buckeye’s stockholders than continuing to operate on a stand-alone basis.

Best Price Reasonably Available. The Board believed that the Offer Price of $37.50 per share of Common Stock represents the best price reasonably available for the shares of Common Stock, taking into account that such Offer Price was within or exceeded the range of values implied by each of Barclays’ various financial analyses, and the Board believed that it was unlikely that any other potential buyer would be willing to pay more than $37.50 per share of Common Stock to acquire Buckeye.

We will also provide to you under separate cover courtesy copies of the “Reasons for Recommendation” marked to show the changes from the Schedule 14D-9 as filed on May 7, 2013.

Opinion of Buckeye’s Financial Advisor, page 23

Historical Share Price Analysis, page 26

3.	Please revise the disclosure to explain how the results obtained support Barclays’ fairness opinion.

The Company respectfully submits that no further disclosure is required for the Historical Share Price Analysis. As discussed with the Staff on May 20, 2013 with legal counsel to Buckeye and legal counsel to Barclays Capital Inc., the Historical Share Price Analysis was not used to derive implied values for the Common Stock. Rather, the introduction to the Historical Share Price Analysis states that Barclays considered historical trading data “[t]o illustrate the trend in the historical trading prices of Common Stock”, separately and in relation to the Dissolving Pulp Index Companies and the Nonwoven Materials Index Companies, thereby providing context for the Selected Comparable Company Analysis summary that follows. In that regard, the Selected

Division of Corporation Finance
May 22, 2013

Comparable Company Analysis derived implied values for Buckeye on a sum-of-the-parts basis using separate implied values for Buckeye’s specialty fibers and nonwoven materials segments, and as noted in the first paragraph of the Selected Comparable Company Analysis, the companies used in this analysis were the same companies listed in (i) the Dissolving Pulp Index Companies and (ii) the Nonwoven Materials Index Companies. Accordingly, because the Historical Share Price Analysis was not used to derive implied values and instead provided context for the Selected Comparable Company Analysis, the Company respectfully submits no further disclosure should be required to explain how the results of the Historical Share Price Analysis supported Barclays’ opinion.

Item 8. Additional Information, page 32

Certain Projections, page 38

4.	We noticed that the projections were not prepared in accordance with GAAP. Advise us, with a view towards revised disclosure, whether any consideration was given to the application of Regulation G or Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Schedule 14D-9 to provide a reconciliation to GAAP of the projections. The Company has amended and restated the first table under the subheading entitled “Certain Projections” to read as follows:

($ in millions)	Fiscal Year Ending June 30,
	2013	2014	2015
Sales	$810.0	$858.4	$899.5
Gross Profit	190.2	223.1	242.2
Operating Income	124.5	171.0	189.1
Plus Asset Impairment Loss	3.6	—	—
Plus Restructuring Costs	9.7	—	—
Adj. EBIT(1)	137.8	171.0	189.1
Plus Depreciation and Amortization	49.8	54.2	56.3
Plus Loss on Disposal of Fixed Assets	2.2	1.2	1.2
Adj. EBITDA(2)	$189.8	$226.4	$246.6

Net Income	$90.3	$112.8	$124.8
Plus Asset Impairment Loss	3.6	—	—
Plus Restructuring Charges	9.3	—	—
Less Gain on Assets Held for Sale	(7.6)	—	—
Less Income from Fuel Tax Credits	(5.4)	—	—
Adj. Net Income(3)	90.2	112.8	124.8
Net Cash Provided by Operating Activities	$151.5	$198.6	$190.8
Less Purchases of Property, Plant and Equipment	(118.6)	(82.0)	(75.2)
Plus Proceeds from Sale of Assets Held for Sale	20.2	—	—
Free Cash Flow(4)	$53.1	$116.6	$115.6

Division of Corporation Finance
May 22, 2013

(1)	Earnings before interest and taxes (adjusted for non-recurring charges).
(2)	Earnings before interest, taxes, depreciation and amortization (adjusted for non-recurring charges).
(3)	Net income adjusted for fuel tax credits and other non-recurring charges.
(4)	Net cash provided by operating activities less net cash used in investing activities (excluding purchases of short-term investments).

The Company has also amended and restated the second table under the subheading entitled “Certain Projections” to read as follows:

($ in millions)	Fiscal Year Ending June 30,
	2016	2017	2018
Sales	$927	$950	$968
Gross Profit	265	284	298
Operating Income	211	228	241
Plus Asset Impairment Loss	—	—	—
Plus Restructuring Costs	—	—	—
Adj. EBIT(1)	211	228	241
Plus Depreciation and Amortization	56	56	56
Plus Loss on Disposal of Fixed Assets	—	—	—
Adj. EBITDA(2)	$267	$284	$297

Net Cash Provided by Operating Activities	$190	$201	$210
Less Purchases of Property, Plant and Equipment	(62)	(78)	(81)
Plus Proceeds from Sale of Assets Held for Sale	—	—	—
Unlevered Free Cash Flow(3)	$128	$123	$129

(1)	Earnings before interest and taxes (adjusted for non-recurring charges).
(2)	Earnings before interest, taxes, depreciation and amortization (adjusted for non-recurring charges).
(3)	Adjusted EBIT less taxes on Adjusted EBIT plus depreciation and amortization less net capital expenditures less change in net working capital.

Division of Corporation Finance
May 22, 2013

Forward-Looking Statements, page 40

5.	Refer to the following sentence on page 40: “The forward-looking statements contained in this Schedule 14D-9 are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law.” Please revise to clarify that the company will amend the schedule to reflect any material change in the information previously disclosed, consistent with the company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

As requested, the Company has revised the disclosure regarding forward-looking statements to clarify that the Company will amend the Schedule 14D-9 as required by applicable law, including the requirements of Rule 14d-9(c) under the Exchange Act and Schedule 14D-9. The Company has amended the last sentence of paragraph under the subheading entitled “Forward-Looking Statements” in Item 8 as follows:

“The forward-looking statements contained in this Schedule 14D-9 are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as ~~expressly~~ required by applicable law, including the requirements of Rule 14d-9(c) under the Exchange Act and Schedule 14D-9.”

* * * * * * * * * *

Attached hereto as Exhibit A is the written acknowledgement requested by the Staff. In addition, the Company hereby undertakes to include in the first amendment to its Preliminary Proxy Statement similar revisions to those discussed in this letter and in Amendment No. 3 to the Schedule 14D-9.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333).

Division of Corporation Finance
May 22, 2013

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	John B. Crowe, Buckeye Technologies Inc.

Sheila Jordan Cunningham, Buckeye Technologies Inc.

Bradley C. Faris, Latham & Watkins LLP

Timothy P. FitzSimons, Latham & Watkins LLP

David M. Schwartzbaum, Greenberg Traurig, LLP

EXHIBIT A

ACKNOWLEDGEMENT

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

BUCKEYE TECHNOLOGIES INC.

By:	/s/ Sheila Jordan Cunningham
Sheila Jordan Cunningham
Senior Vice President, General Counsel and Secretary